UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68292 /November 27, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15008

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
VISION TWENTY ONE, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT
	:	

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      The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on September 5, 2012. The OIP alleges that Vision Twenty One, Inc. (Vision Twenty One), has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13.

      On October 24, 2012, the Division of Enforcement (Division) filed a Notice of Filing Return of Service (Notice). The Notice states that the Division served the OIP on Vision Twenty One in accordance with Rule 141(a)(2) of the Commission's Rules of Practice by leaving a copy of the OIP at the home address of the company's registered agent, Audrey Weinstein (Weinstein), with a "person of suitable age and discretion residing therein." Notice at 1. The Notice attaches an affirmation from a process server, stating that on October 17, 2012, the process server left the OIP at the door of Weinstein's personal residence with a man who resided therein and who confirmed that Weinstein lived at that address. The website of the Florida Department of State, Division of Corporations, lists Weinstein as the registered agent of Vision Twenty One. See Florida Department of State, Division of Corporations, http://sunbiz.org (last visited November 20, 2012).

      The OIP required Vision Twenty One to file an Answer to the allegations in the OIP within ten days of service. OIP at 2; 17 C.F.R. §§ 201.160, .220(b). At a prehearing conference on November 5, 2012, the Division stated that it received a call from an attorney located in New Jersey who was contacted by Weinstein after she received the OIP; the attorney stated that the company was not planning to appear at the conference. Tr. at 3-4. I find Vision Twenty One in default because it has not filed an Answer, it did not appear at the prehearing conference, and it has not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I also find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact

Vision Twenty One, stock symbol "EYES," Central Index Key No. 1020258, is an inactive Florida corporation located in Baltimore, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). I take official notice that on May 14, 2012, the Commission temporarily suspended trading in Vision Twenty One's stock pursuant to Section 12(k) of the Exchange Act. See 17 C.F.R. § 201.323; SEC Suspends Trading in Common Stock of Three Hundred Seventy-Nine Companies Quoted on OTC Link, Exchange Act Release No. 66980 (May 14, 2012), 103 SEC Docket 54205. Vision Twenty One filed its last Form 10-K for the year ended December 31, 2000, on April 17, 2001, and its last Form 10-Q for the quarter ended September 30, 2001, on November 14, 2001. Since then, Vision Twenty One has not submitted its required periodic filings. Prior to being suspended on May 14, 2012, Vision Twenty One's common stock was quoted on OTC Link operated by OTC Markets Group, Inc. Vision Twenty One has also failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such a letter.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. Vision Twenty One is delinquent in its periodic filings with the Commission, having repeatedly failed to meet its obligations to file timely periodic reports. Thus, Vision Twenty One has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of Vision Twenty One's registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Vision Twenty One, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge